EXHIBIT 99.1

Titan Extends Kilbourne Graphite Mineralization, Advances Germanium and the 2026 Multi-Commodity Exploration Strategy

Additional cash flow potential from germanium, with drilling confirming grade-consistent graphite mineralization up to 2,500 feet beyond the current resource boundary, supporting resource growth, and mine life upside

GOUVERNEUR, N.Y., April 16, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI), (“Titan” or the “Company”) an existing zinc concentrate producer in upstate New York and the only end to end producer of natural flake graphite in the U.S., today reported drill results confirming graphite mineralization up to 2,500 feet east of the current Kilbourne resource boundary, highlighting significant potential to expand the deposit beyond the 2025 Preliminary Economic Assessment (“PEA”) mine plan. The Company also provides an update on its germanium-related activities and outlines its 2026 exploration program across graphite & zinc.

HIGHLIGHTS

  Germanium within existing process streams at Empire State Mines (“ESM”) is found to be predominantly associated with mica and other gangue materials rather than sulphides. This is an important finding which defines the recovery approach and provides potential for additional cash flow opportunities incremental to the existing zinc operation.
  Kilbourne East drilling confirms stratabound graphite continuity up to 2,500 ft east of the conceptual pit design, supporting meaningful eastward potential mineral resource estimate expansion and mine life extension beyond the 13-year base case established in the 2025 PEA
  Results demonstrate grades consistent with the main Kilbourne deposit, reinforcing continuity of a broader graphite system
  Notable intercepts include:
    Hole KX26-077 intersected 255.1 ft at 3.0% Cg from 57.9 ft to 313.0 ft, including 97.0 ft at 3.5% Cg from 200.0 ft to 297.0 ft, the widest intersection recorded in the eastern extension to date
    Hole KX26-079 intersected 92.2 ft at 3.1% Cg from 110.0 ft to 202.2 ft, including 60.0 ft at 3.4% Cg from 130.0 ft to 190.0 ft, consistent in grade with the main Kilbourne resource
    Infill drilling at Kilbourne East to commence, targeting upgrade of Inferred Mineral Resources to Indicated category for inclusion in the fully funded Feasibility Study (“FS”) currently underway
  Eastern zones of the Kilbourne Deposit offer reduced surface encumbrance, expanding mine infrastructure optionality
  Excellent conversion ratios witnessed from infill drilling of existing resource with targeted conversion of 85% from Inferred Mineral Resources to Measured & Indicated Mineral Resources
  2026 exploration program advances graphite, zinc and critical mineral targets across Titan’s 120,000-acre land package; regional zinc targets include Bend, Moss Ridge and Bostwick.
  Integrated drilling strategy designed to maximize capital efficiency by advancing graphite delineation whilst also targeting deeper zinc mineralization concurrently.

"These results reinforce our conviction that Kilbourne is a larger and more scalable graphite system than reflected in the current mineral resource estimate footprint. We are seeing continuity of mineralization beyond the existing boundary, with grades consistent with the main deposit, which supports the potential for resource expansion, longer mine life and increased development flexibility. At the same time, our 2026 exploration strategy is designed to unlock additional value across graphite and zinc through a disciplined exploration approach,” said Rita Adiani, President & CEO of Titan.

Germanium Opportunity

Germanium confirmed to be reporting to ESM waste streams, including the pre-float and scavenger tailings. This has no impact on Titan's existing zinc business and represents an incremental cash flow opportunity.

Germanium is found to be predominantly associated with mica and other gangue materials, rather than sulphides, an important finding that defines the recovery approach.

System-wide presence confirmed across all process streams through a four-week plant survey covering 11 sample points.

Mixed-phase particles and inclusions show the highest germanium concentrations, with individual mica grains assaying up to 375 ppm Ge.

Titan is in discussions with multiple counterparties regarding potential recovery pathways.

Kilbourne East Confirms Extension of a Scalable Graphite System

Phase 2 of the Kilbourne drilling program (80 holes; 28,780 ft target) commenced in Q3 2025 and encompasses exploration, resource delineation, and geotechnical objectives. All 80 holes have now been completed, and assays have been returned for 50 holes.

The drilling campaign included dedicated 25-hole program targeting the previously undrilled eastern extension of the deposit (the “Kilbourne East” zone), totaling 8,233 ft of drilling up to 2,500 ft east of the defined resource boundary. Assays from 16 of these holes, with significant intercepts and collar information included in Tables 1 and 2, respectively, confirm graphite mineralization at grades consistent with the main deposit.

The remaining 55 completed drill holes were designed to support resource delineation within the conceptual pit and to collect geotechnical data. Assay results have been received for 33 of these holes. Table 3 summarizes significant intercepts with collar information defined in Table 4.

Additional assays are pending from the laboratory. Based on data coverage for the resource model, Titan has designed two additional drillholes and will commence infill drilling at Kilbourne East with the objective of upgrading resources from the Inferred to Indicated category in support of the ongoing feasibility study.

Figure 1. Kilbourne Resource area with Kilbourne East drilling and recent intercepts

2026 EXPLORATION PROGRAM: UNLOCKING MULTI-COMMODITY VALUE

Integrated Graphite-Zinc

Titan’s 2026 exploration program is designed to maximize capital efficiency by advancing graphite and zinc exploration through a single integrated drilling strategy. The graphite-bearing Unit UM2 horizon is interpreted to act as a structural proxy for underlying units commonly associated with zinc mineralization, enabling Titan to generate zinc targets concurrently with graphite delineation.

Historical drilling supports the continuity of the UM2 horizon, including intercepts of 2.2% Cg over 366 ft (including 3.1% Cg over 136 ft) more than 2,000 ft east of the Kilbourne East area, reinforcing the potential for continued eastward expansion.

2026 Regional Zinc Exploration: Bend, Moss Ridge, and Bostwick

Approximately 20,000 feet of drilling is planned across multiple targets:

  Bend: Located along an extension of the Balmat trend, with historical intercepts including 11.3% Zn over 10 ft; 2026 work will focus on geochemical refinement and follow-up drilling
  Moss Ridge: Soil anomalies up to 1.6% Zn and rock samples up to 4.5% Zn; ~2,000 ft of drilling planned
  Bostwick: VTEM anomaly associated with surface copper-in-soil mineralization advanced to drill-ready stage; ~1,500 ft of drilling planned

Table 1. 2025 - 2026 Kilbourne East Drill Results

Hole ID	From (ft)	To (ft)	Interval (ft)	From (m)	To (m)	Interval (m)	Cg (%)
KX25-040	195.7	215.0	19.3	59.6	65.5	5.9	2.9
KX25-041	186.6	298.3	111.7	56.9	90.9	34.0	2.8
KX25-042	50.0	65.0	15.0	15.2	19.8	4.6	2.6
	225.0	240.2	15.2	68.6	73.2	4.6	2.6
KX25-043	63.2	74.3	11.1	19.3	22.6	3.4	2.2
KX25-044	162.2	214.9	52.7	49.4	65.5	16.1	2.4
KX26-075	125	226	101.0	38.1	68.9	30.8	2.9
KX26-076	125.7	226.4	100.7	38.3	69.0	30.7	3.0
KX26-077	57.9	313	255.1	17.6	95.4	77.8	3.0
KX26-078	94.9	169.7	74.8	28.9	51.7	22.8	2.9
KX26-079	110	202.2	92.2	33.5	61.6	28.1	3.1
KX26-080	48.5	155	106.5	14.8	47.2	32.5	2.8
KX26-081	255	285.3	30.3	77.7	87.0	9.2	1.9
KX26-082	No Significant Intercepts
KX26-083	No Significant Intercepts
KX26-084	No Significant Intercepts
KX26-085	26	36.6	10.6	7.9	11.2	3.2	2.4

Table 2. 2025 – 2026 Kilbourne East Drill Collar Information

Hole ID	Length (ft)	Easting (ft)	Northing (ft)	Elevation (ft)	Azimuth	Dip
KX25-040	317	19401.3	14905.7	592.7	180	-50
KX25-041	348	19401.0	14909.7	591.9	180	-90
KX25-042	307	18696.8	14841.4	588.6	180	-45
KX25-043	358	18696.6	14844.8	588.6	180	-90
KX25-044	408	18734.5	15059.6	588.4	180	-90
KX26-075	236	17462.2	14707.6	597.5	180	-50
KX26-076	306	17462.2	14708.2	597.4	180	-50
KX26-077	417	17462.7	14713.4	596.4	180	-90
KX26-078	277	18107.4	14875.1	592.2	180	-50
KX26-079	398	18106.9	14879.8	591.9	180	-90
KX26-080	307	17162.6	14582.0	597.2	180	-50
KX26-081	388	17163.2	14586.4	597.5	180	-90
KX26-082	127	16725.6	14354.7	595.5	180	-50
KX26-083	157	16726.1	14360.8	595.6	180	-90
KX26-084	267	16894.2	14470.6	597.2	180	-50
KX26-085	216	16894.1	14476.6	597.2	180	-90

Table 3. 2025 - 2026 Kilbourne Delineation Drill Results

Hole ID	From (ft)	To (ft)	Interval (ft)	From (m)	To (m)	Interval (m)	Cg (%)
KX25-045	245.7	272.4	26.7	74.9	83.0	8.1	2.8
	318.5	344.4	25.9	97.1	105.0	7.9	2.4
KX25-046	Hole lost due to ground conditions
KX25-047	293.0	414.7	121.7	89.3	126.4	37.1	2.9
	460.0	481.6	21.6	140.2	146.8	6.6	2.1
KX25-048	24.9	50.5	25.6	7.6	15.4	7.8	2.6
	134.9	186.5	51.6	41.1	56.8	15.7	2.4
KX25-049	26.5	117.7	91.2	8.1	35.9	27.8	2.9
	206.9	274.1	67.2	63.1	83.5	20.5	2.6
KX25-050	55.0	122.6	67.6	16.8	37.4	20.6	3.0
KX25-051	52.0	168.4	116.4	15.8	51.3	35.5	2.8
	174.4	198.6	24.2	53.2	60.5	7.4	2.7
KX25-052	52.9	72.3	19.4	16.1	22.0	5.9	2.6
KX25-053	109.7	162.8	53.1	33.4	49.6	16.2	3.2
KX25-054	20.0	66.0	46.0	6.1	20.1	14.0	3.0
KX25-055	14.5	49.0	34.5	4.4	14.9	10.5	3.3
	65.9	97.0	31.1	20.1	29.6	9.5	2.8
KX25-056	35.0	83.6	48.6	10.7	25.5	14.8	2.1
	136.0	269.0	133.0	41.5	82.0	40.5	2.5
	312.6	371.7	59.1	95.3	113.3	18.0	2.4
KX25-057	420.5	625.7	205.2	128.2	190.7	62.5	2.9
	691.0	730.3	39.3	210.6	222.6	12.0	2.5
KX25-058	281.9	384.2	102.3	85.9	117.1	31.2	3.5
	448.0	475.3	27.3	136.6	144.9	8.3	3.0
KX25-059	270.0	470.3	200.3	82.3	143.3	61.1	3.4
	532.1	544.5	12.4	162.2	166.0	3.8	2.6
KX25-060	388.1	574.5	186.4	118.3	175.1	56.8	3.4
	698	712.7	14.7	212.8	217.2	4.5	2.2
KX25-061	50	290	240.0	15.2	88.4	73.2	3.7
	476.5	523.7	47.2	145.2	159.6	14.4	3.1
KX25-062	60.6	240.1	179.5	18.5	73.2	54.7	3.8
	330	407.5	77.5	100.6	124.2	23.6	3.1
KX25-063	90.7	148.7	58.0	27.6	45.3	17.7	3.2
	236	295	59.0	71.9	89.9	18.0	3.1
KX25-064	79.5	233.1	153.6	24.2	71.0	46.8	3.4
	340	405	65.0	103.6	123.4	19.8	2.5
KX25-065	89	243	154.0	27.1	74.1	46.9	3.6
	341.1	363.2	22.1	104.0	110.7	6.7	3.1
KX25-066	100	155	55.0	30.5	47.2	16.8	3.2
	222.5	264.2	41.7	67.8	80.5	12.7	3.2
KX25-067	79.3	120.1	40.8	24.2	36.6	12.4	3.0
	16.2	185.6	169.4	4.9	56.6	51.6	3.3
KX25-068	72.7	185	112.3	22.2	56.4	34.2	3.3
	264.9	299.2	34.3	80.7	91.2	10.5	2.7
KX25-069	68.2	180.2	112.0	20.8	54.9	34.1	3.3
	251.1	297.4	46.3	76.5	90.6	14.1	3.4
KX25-070	60	116	56.0	18.3	35.4	17.1	3.3
	178	214.4	36.4	54.3	65.3	11.1	3.1
KX25-071	0	15	15.0	0.0	4.6	4.6	1.7
KX25-072	56	146	90.0	17.1	44.5	27.4	3.3
KX25-073	76	146	70.0	23.2	44.5	21.3	3.8
KX25-074	56.3	115.1	58.8	17.2	35.1	17.9	3.4
CNI-04	409.7	481.3	71.6	124.9	146.7	21.8	3.2
	482.7	492	9.3	147.1	150.0	2.8	3.1
	561.5	611.9	50.4	171.1	186.5	15.4	2.5
CNI-18	2.2	14.65	12.5	0.7	4.5	3.8	2.2
	94	98.5	4.5	28.7	30.0	1.4	3.5
	99.4	110.4	11.0	30.3	33.6	3.4	2.7
CNI-20	237	258.8	21.8	72.2	78.9	6.6	2.7
	259.9	278.9	19.0	79.2	85.0	5.8	4.0
	279.7	342.2	62.5	85.3	104.3	19.1	3.8
	342.9	373	30.1	104.5	113.7	9.2	3.6
	457.9	488.9	31.0	139.6	149.0	9.4	3.0
	490	495	5.0	149.4	150.9	1.5	2.7
CNI-21	220	314	94.0	67.1	95.7	28.7	3.4
	354	369.1	15.1	107.9	112.5	4.6	2.9
	370.3	396.4	26.1	112.9	120.8	8.0	2.9

Table 4. 2025 – 2026 Kilbourne Delineation Drill Collar Information

Hole ID	Length (ft)	Easting (ft)	Northing (ft)	Elevation (ft)	Azimuth	Dip
KX25-045	385	14656.3	14595.6	594.4	200	-45
KX25-046	Hole lost due to ground conditions
KX25-047	516	13123.5	13646.9	608.6	90	-50
KX25-048	201	13803.0	13488.0	610.0	225	-45
KX25-049	305	13800.6	13506.1	610.4	270	-50
KX25-050	146	14021.5	13714.4	596.8	237	-55
KX25-051	226	14044.4	13729.3	597.5	270	-50
KX25-052	135	14558.3	14131.0	593.5	60	-45
KX25-053	186	14533.5	14126.1	593.6	270	-45
KX25-054	266	14337.0	13939.4	620.2	275	-50
KX25-055	167	14342.7	13939.0	620.6	0	-90
KX25-056	405	14944.3	14096.0	632.6	335	-45
KX25-057	766	12865.5	13131.9	614.4	0	-65
KX25-058	506	12878.9	13134.1	614.4	90	-60
KX25-059	576	12866.2	13117.9	614.1	214	-55
KX25-060	746	12854.8	13128.5	613.9	280	-65
KX25-061	546	12845.1	12575.5	660.4	30	-55
KX25-062	466	12844.5	12576.3	661.2	300	-60
KX25-063	316	12565.5	12351.5	654.3	46	53
KX25-064	466	12531.9	12312.8	652.9	340	-50
KX25-065	396	12564.9	12351.4	653.7	270	-46
KX25-066	286	12520.3	12310.6	652.4	225	-50
KX25-067	226	12201.8	11749.1	642.9	47	-50
KX25-068	326	12172.3	11753.4	642.1	313	-50
KX25-069	326	12186.5	11737.8	643.0	270	-50
KX25-070	246	12198.1	11726.2	643.4	180	-50
KX25-071	146	11400.9	11055.1	637.1	270	-50
KX25-072	146	12565.5	12350.9	654.3	46	-53
KX25-073	146	12516.7	12307.5	652.1	225	-50
KX25-074	136	12201.5	11740.4	643.1	47	-50
CNI-04	706	12970.5	13763.0	607.4	142	-56
CNI-18	207	11392.9	11076.8	636.6	316	-85
CNI-20	656	12806.4	13042.5	612.8	133	-62
CNI-21	507	13237.2	13399.9	608.8	107	-85

Quality Assurance and Quality Control

Core drilling at Kilbourne was completed using both ESM-owned and operated drills, which produced NQ (1.875 in) size drill core, and Boart Longyear contracted equipment and personnel, which produced HQ (2.5 in) size drill core. All core was logged by ESM employees. The core was washed, logged, photographed, and sampled. All core samples were cut in half, lengthwise, using a diamond saw with a diamond-impregnated blade and sampled on 5 ft intervals with adjustments made to match geological contacts. After a sample is cut, one-half of the core was returned to the original core box for reference and long-term storage. The second half was placed in a plastic or cloth sample bag, labeled with the corresponding sample identification number, along with a sample tag. All sample bags were secured with staples or a draw string, weighed and packed in shipping boxes. Shipping boxes are placed onto pallets and shipped by freight to the SGS Lakefield laboratory in Lakefield, ON, Canada, for sample preparation and graphitic carbon analysis. Pulps are forwarded to the SGS Burnaby laboratory in Burnaby, BC, Canada for multi-element analysis. SGS Lakefield is a Canadian accredited laboratory (ISO/IEC 17025) and independent of ESM.  SGS Lakefield prepares the pulps and analyzes each sample for graphitic carbon (Cg-CSA06V) with a detection limit of >0.01%. Pulps are shipped to SGS Burnaby for multi-element analysis by aqua regia digestion (GE-ICP21B20 for 34 elements) with an ICP – OES finish. All samples in which silver, calcium, manganese, iron, zinc and sulfur exceed their upper limit are re-run using methods of aqua regia digestion (Fe-ICP21B100), four acid digestion (Ag, Ca, Zn, and Mn-ICP42Q100) and infrared combustion (S-CSA06V) with the elements reported in percentage (%). Standards and blanks are inserted during the logging process. The assays for QA/QC samples are reviewed as certificates are received from the laboratory. Failures are identified on a batch basis and followed up as required.

Mr. Melnyk verified the data disclosed, including sampling, analytical, and test data underlying the information or opinions contained in the written disclosure for which he is responsible, by performing a number of checks to confirm the accuracy of such data. In addition, Mr. Melnyk reviewed the QA/QC reports from the Company’s drill programs and noted that there were no issues that arose which would affect confidence with the assay data.

Germanium sampling was conducted as part of a four-week plant survey across 11 sample points covering all major process streams at Empire State Mine. Samples were collected by ESM personnel following documented chain-of-custody procedures and submitted to SGS Lakefield, an accredited independent laboratory, for germanium analysis by ICP-MS.

SGS employed their standard QA/QC procedure to ensure analytical accuracy, contamination, and reproducibility.

The Company has not identified any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data set out in this news release. True widths of the mineralized zones described in this news release are not presently known.

Qualified Persons

The scientific and technical information in this press release relating to exploration results and the 2026 exploration program has been reviewed and approved by Matthew Melnyk, CPG #11540, Vice President Exploration and Geology of Titan Mining Corp., a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The scientific and technical information related to germanium in this press release has been reviewed and approved by Oliver Peters, MSc., P.Eng., a Qualified Person as defined by National Instrument 43-101, who is independent of the Company.

For additional information regarding the PEA, refer to the technical report titled "Empire State Mines 2025 NI 43-101 Technical Report, Gouverneur, New York, USA" which has an effective date of December 1, 2025, and which was approved by the following qualified persons: Donald R. Taylor, MSc, PG; Todd McCracken, P. Geo.; Bahareh Asi, P. Eng., David Willock, P. Eng.; Deepak Malhotra, SME Registered Member; Oliver Peters, MSc, P.Eng.; Derick de Wit, FAusIMM; and Steven M. Trader, PG, CPG, each of whom is a “Qualified Person” as defined by NI 43-101. All are independent of Titan, other than Mr. Donald Taylor, who is on Titan’s board of directors.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also a natural flake graphite producer and the USA’s first end-to-end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include, but are not limited to, statements regarding: the potential to expand the current mineral resource estimate at the Kilbourne Graphite Project; the potential for extended mine life, resource growth and increased development flexibility; the continuation of drilling programs, including infill drilling, and the potential upgrade of Inferred Mineral Resources to higher confidence categories; the advancement, scope and timing of the Company’s feasibility study; the Company’s ability to incorporate additional drilling results into future mine planning; the Company’s 2026 exploration program, including its ability to advance graphite, zinc and critical mineral targets and generate additional targets across its land package; the ability of the integrated drilling strategy to improve capital efficiency and advance multiple commodities concurrently; the potential recovery of germanium from existing process streams at Empire State Mines (“ESM”), including its ability to generate incremental near-term cash flow without impacting existing zinc operations; the identification of appropriate recovery pathways for germanium; and ongoing discussions with counterparties regarding potential germanium recovery and commercialization. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; risks that the new antidumping and countervailing duties do not receive final affirmative determination by the ITC; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; study results; permitting progress; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/72fbc610-4ff8-40af-b8d1-6fd90981310b.